Exhibit 16.1

July 23, 2019

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for GAIN Capital Holdings, Inc. (the “Company”) and, under the date of March 11, 2019, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2018 and 2017, and the effectiveness of internal control over financial reporting as of December 31, 2018. On July 18, 2019, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated July 18, 2019, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s stated reason for changing principal accountant and the statements in Item 4.01 (b).

Very truly yours,

/s/ KPMG LLP
KPMG LLP